MONTHLY REPORT - July, 2012
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                   Current Month  Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts     $ (6,130,267)   (17,866,287)
   Change in unrealized gain (loss) on open          33,044,969      8,030,358
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury            (8,851)       (48,478)
         obligations
      Change in unrealized gain (loss) from U.S.         43,222        (18,652)
         Treasury obligations
    Interest income                                      64,229        543,550
    Foreign exchange gain (loss) on margin deposits    (130,997)       163,091
                                                   ------------   ------------
Total: Income                                        26,882,305     (9,196,418)

Expenses:
   Brokerage commissions                              3,190,172     24,481,132
   Management fee                                        55,468        376,263
   20.0% New Trading Profit Share                             0              0
   Custody fees                                             361         72,983
   Administrative expense                               164,773      1,205,697
                                                   ------------   ------------
Total: Expenses                                       3,410,774     26,136,075

Net Income (Loss) - July, 2012                 $     23,471,531    (35,332,493)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (538,384.321       $  9,137,935     573,575,887    582,713,822
   units) at June 30, 2012
Addition of 1,925.103 units on                0       2,143,280      2,143,280
   July 1, 2012
Redemption of (27,148.086) units              0     (30,432,513)   (30,432,513)
   on July 31, 2012*
Net Income (Loss) - July, 2012          415,333      23,056,198     23,471,531
                                   -------------   -------------   ------------

Net Asset Value at July 31,
2012 (513,320.164 units inclusive
of 158.826 additional units) 	   $   9,553,268    568,342,852    577,896,120
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST JULY 2012 UPDATE

            July      Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units         Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1     3.96%       (4.76)%      $   1,119.14   485,684.320  $ 543,547,423
Series 2     4.35%       (2.24)%      $   1,233.63       242.952  $     299,713
Series 3     4.37%       (2.10)%      $   1,240.49    26,130.487  $  32,414,589
Series 4     4.55%       (0.95)%      $   1,294.67     1,262.405  $   1,634,395


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
                                Connecticut 06830-6233




				August 7, 2012


Dear Investor:

The Trust posted a sizable gain in July as profits from trading interest rate, currency, grain and metal futures outdistanced losses from trading energy and soft commodity futures. Trading of stock index futures was nearly flat.

Once again, market participants had to weigh deterioration in the actual economic facts against additional easing of monetary policies by a variety of central banks. Global markets were impacted by the uncertainty of unfulfilled promises that European policy makers repeated ahead of the upcoming August 2 ECB meeting concerning banking unification, fiscal policy unification, and government bond market support by the ECB. Second quarter growth in the U.S., U.K., EU, China, Brazil and India was disappointing. Moreover, private and official forecasts for future economic activity for 2012 and 2013 were lowered for many developed and developing countries. Against that background, long positions in safe haven U.S., German, and British government notes and bonds were profitable, as were long positions in short-term interest rate futures.

Turning to currencies, short euro positions against a variety of currencies were profitable amid rising concern about EU growth. Long Australian dollar trades against the euro, pound and Swiss franc seemed to benefit from the large interest rate differential favoring the Aussie. Long positions in Norwegian and Swedish currencies were profitable as the Scandinavian currencies seemed to become the latest "safe haven" currencies. Dollar trading was marginally profitable as gains from long dollar positions versus the euro, Swiss franc and Israeli shekel and a short U.S. dollar trade versus the Aussie outdistanced losses on long dollar trades against the yen and Chilean peso.

Drought in the U.S. Midwest drove grains prices sharply higher and long positions in corn, wheat, soybeans and soybean meal were profitable.

Metal trading was fractionally positive as short positions in industrial metals benefitted from concerns about worldwide growth.

Equity index trading was nearly flat in July as gains on long positions in European and South African indices were offset by losses on short positions in non-Japan Asia and long positions in Japanese futures.

Short Brent and WTI crude oil, heating oil and London gas oil trades were unprofitable as concerns about developments in the Middle East underpinned prices despite the apparently abundant current supply. Natural gas trading was also somewhat unprofitable.

Short sugar and coffee trades were unprofitable, while livestock trading was flat.



					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman